Exhibit 23.6

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

As independent petroleum engineers, we hereby consent to the inclusion of information included or incorporated by reference in this Registration Statement on Form S-3 of Permian Resources Corporation with respect to the information from our firm’s reserve report dated January 23, 2023, included in the Annual Report on Form 10-K of Earthstone Energy, Inc. for the year ended December 31, 2022, filed with the SEC on March 8, 2023, as well as in the notes to the financial statements included therein, in reliance upon the report of this firm and upon the authority of this firm as experts in petroleum engineering. We hereby further consent to the reference to this firm under the heading “Experts” in such Registration Statement.

Sincerely,

/s/ W. Toddd Brooker
W. Todd Brooker, P.E.
President
Cawley, Gillespie & Associates, Inc.
Texas Registered Engineering Firm F-693

November 8, 2023